October 8, 2015

Mr. Gabriel Eckstein

Staff Attorney

United States Securities and Exchange Commission

Burnett Plaza, Suite 1900

100 F St. NE

Washington, D.C.  20549

Re:	Woodland Holdings Corporation Registration Statement on Form 10 File No. 000-55401

Dear Mr. Eckstein,

Reference is made to the letter dated October 6, 2015 (the “Comment Letter”) to Mr. Scott Beck, Chief Executive Officer of Woodland Holdings Corporation (the “Company”), setting forth the comments of the staff of the Securities and Exchange Commission (the “Staff”), to Amendment No. 1 to Registration Statement on Form 10, filed by the Company on September 29, 2015 (the “Amended Registration Statement”).

This letter sets forth the Company’s responses to the Staff’s comments to the Amended Registration Statement. For your convenience, the Staff’s comments have been restated below in their entirety, with the response to each comment set forth immediately below the comment. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs of the Comment Letter.

Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Registration Statement.

Item 1: Business, Page 2

1.

Regarding your response to prior comment 5, please provide a brief discussion of the significant terms of your agreement with S Squared LLC. Include the reason for entering into the agreement on the same date that you sold S Squared.

We acknowledge the Staff’s comment and note that we have amended the Amended Registration Statement to provide the significant terms of our agreement with S Squared, LLC including the purposes for entering into the agreement.

Woodland Holdings Corporation

13101 Preston Road, Suite 510

Dallas, Texas 75240

U.S Securities and Exchange Commission

October 8, 2015

Page | 2

Item 2. Financial Information and Management’s discussion and Analysis of Financial Condition and Results of Operations

Off-Balance Sheet Arrangements, page 8

2.	Please disclose the nature of the default, whether CWC continues to be in default, and any plans to cure the default.

We acknowledge the Staff’s comment and note that we have amended the Amended Registration Statement to disclose the nature of the default, whether CornerWorld Corporation (“CWC”) continues to be in default and CWC’s plans to cure the default.

Note 3. Discontinued Operations, page F-9

3.

We note that you have revised your financial statements in response to prior comment 11. Please tell us your consideration of identifying these revisions as a restatement due to a correction of an error. Refer to FASB ASC 250.

We acknowledge the Staff’s comment and note that we have amended the Amended Registration Statement and have set forth the changes in the restated financial statements in footnote number 11.

Finally, as management of CornerWorld Corporation, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in our filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filings: and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ V. Chase McCrea III
V. Chase McCrea III, CPA Chief Financial Officer CornerWorld Corporation

Woodland Holdings Corporation

13101 Preston Road, Suite 510

Dallas, Texas 75240